Exhibit 12.1

HILTON WORLDWIDE HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

(unaudited)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before income taxes	$930	$556	$533	$333	$(65)
Equity in earnings from unconsolidated affiliates	(2)	(5)	(2)	(3)	(4)

	928	551	531	330	(69)
Add:
Fixed charges	504	502	494	543	693
Distributed income of equity method investees	1	2	2	4	3
Subtract:
Interest capitalized	(1)	(1)	(1)	(2)	(3)

Earnings available for fixed charges	$1,432	$1,054	$1,026	$875	$624

Fixed Charges:
Interest expense(1)	$408	$394	$377	$416	$571
Interest capitalized	1	1	1	2	3
Estimated interest included in rent expense	95	107	116	125	119

Total Fixed Charges	$504	$502	$494	$543	$693

Ratio of Earnings to Fixed Charges(2)	2.8	2.1	2.1	1.6	—

(1)	Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.
(2)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges by $69 million.